Exhibit 24

Confirming Statement

This statement confirms that the undersigned, Michael C. Rechin, has authorized and designated Jennifer Mainord or Rhonda Bost, to execute and file on the undersigned’s behalf, all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned’s ownership of or transactions in securities of First Merchants Corporation. The authority of Jennifer Mainord or Rhonda Bost  under this statement shall continue until the undersigned is no longer required to file Forms 3, 4 and 5 with regard to the undersigned’s ownership of or transactions in securities of First Merchants Corporation, unless earlier in writing. The undersigned acknowledges Jennifer Mainord or Rhonda Bost are not assuming any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Date:  09/10/2012

/s/ Michael C. Rechin
Signature